Exhibit g.2

FORM OF FEE WAIVER AGREEMENT

By this Agreement, Duff & Phelps Investment Management Co. (“DPIM”) agrees to reimburse and/or waive certain fees or expenses of the Duff & Phelps Global Utility Income Fund Inc. (the “Fund”), on the terms and subject to the conditions set forth herein.

1.	Amount of Fee Waiver. The amount of fees reimbursed and/or waived pursuant to this Agreement shall be in the amount set out according to the schedule below:

a.	Year 1: 0.25% of Average Weekly Managed Assets

b.	Year 2: 0.25% of Average Weekly Managed Assets

c.	Year 3: 0.20% of Average Weekly Managed Assets

d.	Year 4: 0.15% of Average Weekly Managed Assets

e.	Year 5: 0.10% of Average Weekly Managed Assets

f.	Year 6: 0.05% of Average Weekly Managed Assets

2.	Average Weekly Managed Assets. For purposes of calculating this reimbursement:

a.	The term “Managed Assets of the Fund” on any day is defined as the value of (A) the total assets of the Fund minus (B) the sum of all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings or other indebtedness constituting financial leverage), in each case calculated as of 5:00 p.m. Eastern time on such day or as of such other time or times as the Board of Directors of the Fund (the “Board”) may determine in accordance with the provisions of applicable law and of the charter and bylaws of the Fund and with resolutions of the Board as from time to time in force.

b.	The term “Average Weekly Managed Assets of the Fund” is defined, for any weekly period, as the arithmetic mean of (A) the Managed Assets of the Fund on the last Business Day of the week and (B) the Managed Assets of the Fund on the last Business Day of the prior week.

c.	The term “Business Day” means any day on which the New York Stock Exchange is open for trading.

3.	Term of Waiver. This fee waiver shall be in effect for 6 years.

4.	Effective Date. The effective date of this Agreement shall be the date of the initial public offering of the Fund.

5.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

6.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized officer, as of this      day of              2011.

DUFF & PHELPS INVESTMENT MANAGEMENT CO.

By:
Name:	Nathan I. Partain
Title:	President

DUFF & PHELPS GLOBAL UTILITY INCOME FUND INC.

By:
Name:	Nathan I. Partain
Title:	President and Chief Executive Officer

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